UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

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For the month of June 2009

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT

(Exact name of registrant as specified in its charter)

36-38, avenue Kléber

75116 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                            No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

PRESS RELEASE

Veolia Transport and Transdev - Clarification

Paris, June 9, 2009. Market rumors have raised the possibility of Veolia Environnement’s involvement, via its subsidiary Veolia Transport, in various scenarios regarding changes in the shareownership of Transdev, a subsidiary of the Caisse des Dépôts et Consignations Group. Veolia Transport is a key component of Veolia Environnement’s strategy of providing a global service offering to its clients.

Veolia Environnement is interested in any situation entailing a change in the share ownership of Transdev. Veolia Environnement’s objective would be to create a new global leader in mass passenger transit while remaining the industrial operator alongside the Caisse des Dépôts et Consignations. The new group arising out of the merger of the two units would seek a stock market listing as soon as conditions permit. In compliance with the relevant regulations, Veolia Environnement will therefore notify the financial markets of future developments regarding this plan, which would also require the approval of the RATP.

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Veolia Transport

Veolia Environnement's transport division operates in 28 countries and employs 83,654 people. Veolia Transport posted revenue of €6 billion in 2008. Veolia Transport operates 38,078 road and rail vehicles and carries more than 2,5 billion passengers per year. Veolia Transport contributes to remedy the shortage of urban space and avoids 4.1 million metric tons of greenhouse gas emissions (equivalent CO2) per year.

Veolia Environnement

Veolia Environnement (Paris Euronext: VIE and NYSE: VE) is the worldwide reference in environmental services. With more than 330,000 employees the company has operations all around the world and provides tailored solutions to meet the needs of municipal and industrial customers in four complementary segments: water management, waste management, energy management and freight and passenger transportation. Veolia Environnement recorded revenue of €36,2 billion in 2008. www.veolia.com

Analyst and institutional investor contact: Nathalie Pinon +33 1 71 75 01 67

US Investors contact Brian Sullivan – Tel +1 (312) 552 2847

Press release also available on our web site: http://www.veolia-finance.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 9, 2009

VEOLIA ENVIRONNEMENT
By:	/s/ Alain Tchernonog
Name: Alain Tchernonog Title: General Secretary